(713) 860-7352
willburns@paulhastings.com

September 27, 2023

VIA EDGAR CORRESPONDENCE FILING

Ms. Kimberly Browning
Division of Investment Management
Mr. David Orlic

Disclosure Review Office

Mr. John F. Kernan

Mr. Ken Ellington

Disclosure Review and Accounting Office
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8626

Re:	Kayne Anderson Energy Infrastructure Fund, Inc. Registration Statement on Form N-14 (File No. 333-270879) and Related Schedule 13E-3

Dear Ms. Browning and Messrs. Orlic, Kernan and Ellington:

This letter relates to Amendment No. 4 to the Registration Statement on Form N-14 (the “Registration Statement”) of our client, Kayne Anderson Energy Infrastructure Fund, Inc. (the “Registrant”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 20, 2023 pursuant to the Securities Act of 1933, as amended. This letter is being filed in response to an oral comment given on September 27, 2023 by Kim Browning of the staff of the Commission (the “Staff”).

The Registrant acknowledges the Staff’s standard disclaimer that the Registrant remains responsible for its disclosure in the Registration Statement.

The Registrant hereby supplements the undertakings contained in Item 17 of the Registration Statement with the following additional undertaking:

“Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Ms. Kimberly Browning
Mr. David Orlic

Mr. John F. Kernan
Mr. Ken Ellington

U.S. Securities and Exchange Commission
September 27, 2023

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (713) 860-7352.

Very truly yours,

/s/ R. William Burns III

R. William Burns III
of PAUL HASTINGS LLP

cc:	Kayne Anderson Energy Infrastructure Fund, Inc. David A. Hearth, Paul Hastings LLP